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                                April 1, 2024

       Kriangkrai Chaimongkol
       Chief Executive Officer
       Thoughtful Media Group Inc.
       7 Sumerpoint Building, 3rd Floor, Room No. 301-302
       Soi Sukhumvit 69 (Saleenimit)
       Prakanong Nua Sub-district
       Wattana District, Bangkok City, Thailand

                                                        Re: Thoughtful Media
Group Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted March 15,
2024
                                                            CIK No. 0001991879

       Dear Kriangkrai Chaimongkol:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 7, 2024 letter.

       Amendment No. 4 to Draft Registration Statement on Form S-1 submitted March 15, 2024

       Cover Page

   1. Revise to clarify that your Super Voting Preferred Stock is not convertible into common stock and has no sunset
provision, if true. Provide this disclosure in the related risk factors that discuss your dual
class structure.
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
             Media Group Inc. Chaimongkol
Comapany
April       NameThoughtful Media Group Inc.
       1, 2024
April 21, 2024 Page 2
Page
FirstName LastName
Corporate History and Structure, page 36

2. Please expand your post-offering ownership chart to identify the "Series X Preferred
         Shareholders" and differentiate among the groups of "Other Common Stockholders."
         Additionally, please show both percentage of voting control and percentage of common stock and/or preferred stock ownership for each group with ownership of Thoughtful
         Media. Lastly, the chart is structured in a manner that may suggest that the "Series X
         Preferred Shareholders" and "Other Common Stockholders" have ownership of Society
         Pass, rather than Thoughtful Media; please revise accordingly. Provide a revised version of the chart in the prospectus summary as well.
General

3. We note from your response to prior comment 13 that, in lieu of a spin-off from Society
         Pass, Thoughtful Media will authorize and issue additional shares of common stock to be sold in this offering, which suggests that Society Pass will retain its current ownership of
         8,000,000 shares of common stock following the offering. If true, please revise where appropriate throughout the prospectus, including in a standalone section of the prospectus summary, to provide additional detail on the historical and post-offering relationship between Thoughtful Media and Society Pass. As examples only, please address the following: any dividends, transfer of assets, or other internal restructurings or distributions that will take place prior to or in connection with the partial separation; whether
         Thoughtful Media has legal ownership of the entities depicted as subsidiaries in the ownership chart on page 36 and, if not, how it will obtain such ownership; overlapping directors and/or executive officer relationships and any resulting conflicts of interest;
         and whether Society Pass and Thoughtful Media intend to enter into any type of formal or informal agreement or arrangement. In this regard, we note your disclosure on page 36 that there will be no ongoing "support agreement" with Society Pass, but please clarify whether any other type of agreement or arrangement, such as a tax sharing arrangement or registration rights agreement, will be entered into.
4. In light of your response to prior comment 13, revise to contextualize your statements throughout the prospectus that Society Pass "currently" owns 100% of your outstanding common stock, including those on page ii, 27, and 47, with an explanation of how this offering will impact your ownership structure. Additionally, we note that there remain inconsistent statements regarding your separation from Society Pass and ability to operate as an independent company. For example, you state on page 12 that, "Currently, the continuation of the Company as a going concern is dependent upon the continued
         financial support from its current holding company," while on page 25 you state, "We expect to be able to operate independently of Society Pass..." Please revise to consistently disclose whether and how you have and/or will continue to rely on Society Pass for financial or other support.
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
             Media Group Inc. Chaimongkol
Comapany
April       NameThoughtful Media Group Inc.
       1, 2024
April 31, 2024 Page 3
Page
FirstName LastName
       Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Ted Paraskevas, Esq.